SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005

ATTUNITY LTD
(Name of Registrant)

Einstein Building, Tirat Carmel, Haifa, Israel 39101
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-11972, 333-14140, 333-119157 and 333-122937 and Form S-8 Registration Statements File Nos. 333-84180, 333-932, 333-11648, 333-122271 and 333-122302.

ATTUNITY LTD

6-K Items

1.	Attunity Ltd Proxy Statement for Annual General Meeting to be held December 22, 2005 and Form of Proxy Card.

ITEM 1

ATTUNITY LTD.

NOTICE OF 2005 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, DECEMBER 22, 2005

To the Shareholders of Attunity Ltd. (“we”, “Attunity” or the “Company”):

        We cordially invite you to the 2005 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of Attunity to be held at 10:00 a.m. (Israel time), on Thursday, December 22, 2005, at our offices at 8 Aba Even Boulevard, Herzelia Pituach, Israel, for the following purposes:

1.	To elect five directors;

2.	To re-elect Ms. Anat Segal as outside director;

3.	To approve an increase in the number of ordinary shares reserved under our 2001 Employee Stock Option Plan and 2003 Israeli Share Option Plan;

4.	To approve an amendment to the Company’s Articles of Association in order to incorporate recent changes in the Israeli Companies Law relating to indemnification and insurance of directors and officers;

5.	Subject to approval of Proposal 4, to approve an amendment to the form of indemnity letters issued by the Company in favor of directors and officers;

6.	To approve an amendment to the Company’s Articles of Association regarding the mailing of annual financial statements;

7.	To approve an amendment to the Company’s Memorandum and Articles of Association increasing the Company’s authorized share capital from 30,000,000 to 40,000,000 Ordinary Shares;

8.	To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors and to authorize our board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services; and

9.	To review and consider our auditors’ report and our consolidated financial statements for the year ended December 31, 2004.

        The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

        Shareholders of record at the close of business on November 21, 2004 are entitled to notice of and to vote at the Meeting. You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the Meeting to be validly included in the tally of ordinary shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

By order of the Board of Directors, SHIMON ALON Chairman of the Board of Directors

DROR ELKAYAM VP Finance & Secretary

November 23, 2004

ATTUNITY LTD.
Einstein Building
Tirat Carmel, Haifa 39101, Israel

PROXY STATEMENT

2005 ANNUAL GENERAL MEETING OF SHAREHOLDERS

        This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Attunity Ltd. (“we”, “Attunity” or the “Company”) to be voted at the 2005 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) and at any adjournment thereof, pursuant to the accompanying Notice of 2005 Annual General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time), on Thursday, December 22, 2005, at our offices at 8 Aba Even Boulevard, Herzelia Pituach, Israel. This Proxy Statement and the enclosed proxy card are being mailed to shareholders on or about November 23, 2005.

Purpose of the Annual General Meeting

        It is proposed that at the Meeting resolutions be adopted (1) to elect five directors; (2) to re-elect Ms. Anat Segal as outside director; (3) to approve an increase in the number of ordinary shares reserved under our 2001 Employee Stock Option Plan and 2003 Israeli Share Option Plan; (4) to approve an amendment to the Company’s Articles of Association in order to incorporate recent changes in the Israeli Companies Law relating to indemnification and insurance of directors and officers; (5) subject to approval of Proposal 4, to approve an amendment to the form of indemnity letters issued by the Company in favor of directors and officers; (6) to approve an amendment to the Company’s Articles of Association regarding the mailing of annual financial statements; (7) to approve an amendment to the Company’s Memorandum and Articles of Association increasing the Company’s authorized share capital from 30,000,000 to 40,000,000 Ordinary Shares; and (8) to approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors and to authorize our board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services.

        In addition, our auditors’ report and our consolidated financial statements for the year ended December 31, 2004, which are enclosed herewith, will be reviewed and considered at the Meeting.

Recommendation of the Board of Directors

        Our Board of Directors recommends a vote FOR approval of all the proposals set forth in this Proxy Statement.

Record Date; Outstanding Securities; Quorum

        Only holders of record of our ordinary shares, par value (nominal value) NIS 0.1 per share, as of the close of business on November 21, 2005 (the “record date”), are entitled to notice of, and to vote at, the Meeting. As of the record date, there were outstanding 17,244,339 ordinary shares. Each ordinary share entitles the holder to one vote.

        According to our Articles of Association, the quorum at the Meeting shall be two shareholders present in person or by proxy, holding or representing at least one third of the total voting rights in the Company. If within half an hour from the time appointed for the holding of the meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place or any time and hour as the directors shall designate and state in a notice to the shareholders entitled to vote at the original meeting. This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time, and no further notice of the adjourned meeting will be given to shareholders.

Voting and Proxies

        Shares eligible to be voted and for which a proxy card is properly signed and returned at least 48 hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted in accordance with the recommendation of the Board of Directors. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes. However, abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes “for” or “against” the matter.

        We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited chiefly by mail and may also be solicited personally or by telephone by our directors, officers and employees; none of whom will receive additional compensation therefor. However, we may retain an outside professional to assist in the solicitation of proxies. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission (“SEC”) concerning the sending of proxies and proxy material to the beneficial owners of stock.

        You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 48 hours prior to the Meeting. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

        Joint holders of shares should take note that, pursuant to Article 40 of our Articles of Association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in our register of shareholders.

Security Ownership of Certain Beneficial Owners and Management

        The following table sets forth certain information as of November 21, 2005regarding the beneficial ownership by (i) each of our directors, (ii) all shareholders known to us to own beneficially more than 5% of our ordinary shares and (iii) all directors and executive officers as a group:

	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)

Shimon Alon	1,288,041	(3)	7.1%
Dov Biran	892,053	(4)	5.2%
Arie Gonen	1,650,000	(5)	9.35%
Dan Falk	20,000	(6)	*
Aki Ratner	930,453	(7)	5.2%
Anat Segal	20,000	(8)	*
Zamir Bar Zion	10,000	(9)	*
Ron Zuckerman	1,238,041	(10)	6.8%
Messrs. Shimon Alon, Aki Ratner, Ron Zuckerman and other
investors represented by them	6,840,655	(11)	31%
All directors and executive officers as a group
(7 persons)	7,782,708	(12)	34.9%

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. The number of shares owned by any shareholder or group named above includes the shares underlying options and other rights to acquire ordinary shares held by such person(s) that are exercisable within 60 days of November 21, 2005.

(2)	The percentages shown are based on 17,244,339 ordinary shares issued and outstanding as of November 421, 2005.

(3)	Mr. Alon is the Chairman of our Board. Includes: 406,362 ordinary shares issuable upon exercise of Series A Warrants, exercisable at an exercise price of $1.75 per ordinary share; 135,454 ordinary shares issuable upon exercise of Series B Warrants, exercisable at an exercise price of $2.00 per share; 150,000 ordinary shares issuable upon exercise of May 2004 Warrants, exercisable at an exercise price of $1.75 per ordinary share;10,000 ordinary shares issuable upon exercise of options at an exercise price of $2.42, and 210,286 ordinary shares issuable upon the conversion of five-year convertible debentures, at a conversion price of $1.75 per ordinary share.

(4)	Mr. Biran is a member of our Board. Includes 15,000 ordinary shares issuable upon exercise of warrants having an exercise price of $1.75 per ordinary share and 13,333 ordinary shares subject to currently exercisable options.

(5)	Mr. Gonen is our former Chief Executive Officer. Includes 400,000 ordinary shares subject to currently exercisable options granted under our stock option plan, exercisable at an exercise price of $1.75 per share. Such options will expire on September 30, 2009.

(6)	Mr. Falk is a member of our Board. These ordinary shares are subject to currently exercisable options.

(7)	Mr. Ratner is our Chief Executive Officer and a member of our Board. Includes: 176,679 ordinary shares issuable upon exercise of Series A Warrants, exercisable at an exercise price of $1.75 per ordinary share; 58,893 ordinary shares issuable upon exercise of Series B Warrants, exercisable at an exercise price of $2.00 per ordinary share; 190,000 ordinary shares issuable upon exercise of May 2004 Warrants, exercisable at an exercise price of $1.75 per ordinary share; 250,000 ordinary shares issuable upon exercise of options at an exercise price of $2.30 and 91,429 ordinary shares issuable upon the conversion of five-year convertible debentures, at a conversion price of $1.75 per ordinary share.

(8)	Ms. Segal is a member of our Board. These ordinary shares are subject to currently exercisable options.

(9)	Mr. Bar Zion is a member of our Board. These ordinary shares are subject to currently exercisable options

(10)	Mr. Zuckerman is a member of our Board. Includes: 406,363 ordinary shares issuable upon exercise of Series A Warrants, exercisable at an exercise price of $1.75 per ordinary share; 135,454 ordinary shares issuable upon exercise of Series B Warrants, exercisable at an exercise price of $2.00 per ordinary share; 100,000 ordinary shares issuable upon exercise of May 2004 Warrants, exercisable at an exercise price of $1.75 per ordinary share; 10,000 ordinary shares issuable upon exercise of options at an exercise price of $2.42 and 210,286 ordinary shares issuable upon the conversion of five-year convertible debentures, at a conversion price of $1.75 per ordinary share.

(11)	Includes: 2,208,489 ordinary shares issuable upon exercise of Series A Warrants, exercisable at an exercise price of $1.75 per ordinary share; 736,162 ordinary shares issuable upon exercise of Series B Warrants, exercisable at an exercise price of $2.00 per ordinary share; 440,000 ordinary shares issuable upon exercise of May 2004 Warrants, exercisable at an exercise price of $1.75 per ordinary share; and 1,142,857 ordinary shares issuable upon the conversion of five-year convertible debentures, at a conversion price of $1.75 per ordinary share.

(12)	Under a certain Stockholders Agreement dated December 23, 2003, as amended in February 2004, by and among Messrs. Shimon Alon, Ron Zuckerman, Aki Ratner, and other investors represented by them, among other things, Messrs. Alon, Zuckerman and Ratner (i) were granted, in any combination of two signatures of such persons, joint sole discretionary authority over the disposition of the ordinary shares, the exercise of the warrants and the conversion of the convertible promissory notes, which were purchased by or issued to such group of investors pursuant to or in connection with a certain Purchase Agreement dated December 23, 2003, and the disposition of the shares underlying such warrants and convertible promissory notes; and (ii) were appointed, in any combination of two signatures of such persons, as the group’s attorneys in fact, acting jointly, with sole discretionary power to exercise the voting rights of each of the securities acquired pursuant to the Purchase Agreement.

*PROPOSALS FOR THE 2005 ANNUAL GENERAL MEETING*

ITEM 1 – ELECTION OF FIVE DIRECTORS
(Item 1 on the Proxy Card)

        Our directors, other than the outside directors (see in Item 2 below for further details), are elected at each annual meeting of shareholders. We are presenting five nominees for election as directors at the Meeting, all such nominees being current members of our Board of Directors. These nominees were recommended to our Board of Directors by the Nominating Committee, which was formed in November 2004 to assist the Board in identifying individuals qualified to become Board members. The current members of the Nominating Committee are Mr. Zamir Bar-Zion, our outside director, and Mr. Shimon Alon, Chairman of our Board of Directors. Our board of directors has determined that, except for Mr. Ratner, each of the nominees is independent within the meaning of applicable NASDAQ Marketplace Rules, or the NASDAQ rules.

        Each elected nominee will hold office until the next annual general meeting, unless his office is vacated earlier pursuant to the provisions of our Articles of Association or applicable law.

        The nominees, their present principal occupation or employment, the year in which each first became a director of Attunity and a brief biography are set forth below. For details about beneficial ownership of our shares held by any of these nominees, see above under the caption “Security Ownership of Certain Beneficial Owners and Management.”

Name	Principal Occupation or Employment	Age	Director Since

Shimon Alon (1)	Chairman of our Board of Directors	55	2004
Dov Biran	Professor of computers and information systems, Northeastern University	53	2003
Dan Falk	Director of companies	60	2002
Aki Ratner (1)	Our Chief Executive Officer	49	2004
Ron Zuckerman (1)	Director of companies	48	2004

(1) These directors were initially appointed to our Board of Directors pursuant to a Note and Warrant Purchase Agreement, dated March 22, 2004, by and between Attunity and Messrs. Shimon Alon, Ron Zuckerman, Aki Ratner and other investors represented by them (the “Purchasers”). Under the purchase agreement, the Purchasers are entitled to designate two members for election to our Board so long as they continue to beneficially own at least 15% of our issued and outstanding ordinary shares, on an as converted basis (excluding unexercised warrants), and to designate one member for election to our Board so long as they continue to beneficially own at least 5% of our issued and outstanding ordinary shares, on an as converted basis (excluding unexercised warrants). We are required to use our best efforts to ensure that such director(s) is/are duly elected to the Board of Directors and, subject to applicable law and NASDAQ rules and regulations, to appoint such director(s) to each committee of our Board of Directors.

        Shimon Alon was appointed Chairman of our Board of Directors in May 2004.  From September 1997 until June 2003, Mr. Alon served as Chief Executive Officer of Precise Software Solutions Ltd., or Precise, a leading provider of application performance management.  Since the acquisition of Precise by Veritas Software Corp., or Veritas, in June 2003, Mr. Alon serves as an executive advisor to Veritas.  Prior to Precise, Mr. Alon held a number of positions at Scitex Corporation Ltd. and its subsidiaries, including President and Chief Executive Officer of Scitex America and Managing Director of Scitex Europe. Mr. Alon is a member of the board of directors of Scitex Corporation Ltd and the chairman of the board of directors of e-glue inc., a provider of productivity management solutions for Call Centers.  Mr. Alon holds a degree from the Executive Management Program at the Harvard Business School.

        Dr. Dov Biran has been a director since December 2003. Dr. Biran has been a professor of computers and information systems at Northeastern University in Boston since September 2001. Prior thereto, Dr. Biran served as acting Chief Executive Officer, Chief Technology Officer and a director of Attunity from March 2000 through October 2001. Dr. Biran was the founder and president of Bridges for Islands, which was acquired by us in February 2000. For over thirty years he has held various positions in the IT area, including founder and Chief Executive Officer of Optimal Technologies, a consulting IT firm, Chief Information Officer of Dubek Ltd., officer in the computer unit of the Israeli Defense Forces and as an adjunct professor at Tel Aviv University. His areas of expertise include integration and Web technologies. Dr. Biran holds a B.Sc. degree in operations research and an M.B.A. and a Ph.D. degree in computers and information systems from Tel Aviv University.

        Dan Falk has been a director since April 2002. From 1999 until 2000, he served as the President and Chief Operating Officer and then Chief Executive Officer of Sapiens International Corporation N.V., a publicly traded company that provides cost-effective business software solutions. From 1995 until 1999, Mr. Falk was Executive Vice President and Chief Financial Officer of Orbotech Ltd., a maker of automated optical inspection and computer aided manufacturing systems. Mr. Falk is a member of the boards of directors of Orbotech, Nice System Ltd, Orad Hi-Tec Systems Ltd., Netafim Ltd, Dmatek Ltd., Poalim Ventures 1 Ltd, Clicksoftware Ltd., Ormat Technologies Inc. Plastopil Ltd and Nova instruments Ltd.He holds an M.B.A. degree from the Hebrew University School of Business.

        Itzhak (Aki) Ratner was appointed as our Chief Executive Officer in September 2004 and has been a member of our Board of Directors since July 2004. He was the President of Precise from December 2000 to June 2003 and served as its Vice President of Research and Development from May 1997 to September 2000. After the acquisition of Precise by Veritas in June 2003, Mr. Ratner served as Senior Vice President for Integration at Veritas. Mr. Ratner served in the Israeli Air Force from 1981 to 1996, where he combined operational responsibilities between flying and numerous software development management positions. Mr. Ratner holds a B.Sc. degree in mathematics and computer science from Bar-Ilan University.

        Ron Zuckerman has been a director since May 2004. Mr. Zuckerman founded Sapiens International Corporation and served as its Chief Executive Officer from 1995 until March 2000 and currently serves as the Chairman of its board of directors. Mr. Zuckerman served as Chairman of Precise Software Solutions Ltd. until it was acquired by Veritas in June 2003. Mr. Zuckerman serves as a managing partner of Magnum Communications Fund and the First Israeli Turnaround Fund. Mr. Zuckerman holds a B.Sc. degree in economics from Brandeis University.

        We are not aware of any reason why any of the nominees, if elected, would be unable or unwilling to serve as a director. In the event such nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. Except as described above, we do not have any understanding or agreement with respect to the future election of any of the nominees named.

        It is proposed that at the Meeting, the following resolution be adopted (with respect to each nominee):

“RESOLVED, that each of the nominees named in Item 1 of the Proxy Statement be, and he or she hereby is, elected as a director of Attunity to hold office until the next annual general meeting, unless his or her office is earlier vacated under any relevant provision of the Articles of Association of Attunity or applicable law.”

        Shareholders may vote in favor of the election of all the nominees named above, or may withhold their vote in respect of all or some of such nominees. The affirmative vote of a majority of the ordinary shares represented at the Meeting in person or by proxy, and voting thereon, is required to elect each of the nominees named above as a director.

        The Board of Directors recommends a vote FOR the election of all of the nominees named above.

Executive Compensation

        The following table sets forth all cash and cash-equivalent compensation we paid with respect to all of our directors and executive officers as a group for the periods indicated:

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits

All directors and executive officers
as a group, consisting of 10 persons
for the year ended December 31, 2004*	$458,000	$49,000

        * Excludes two persons who were executive officers (including Mr. Gonen, our former chief executive officer) during 2004 in respect of which we paid, during 2004, $664,000 for salaries, fees, commissions and bonuses and $76,000 in respect of pension, retirement and similar benefits.

        We provide automobiles to our executive officers in Israel pursuant to standard policies and procedures.

        During 2004, an aggregate sum of approximately $69,000 was set aside by us to provide pension, retirement and severance benefits to directors and executive officers.

        In accordance with the approval of our shareholders, non-employee directors receive an annual fee of $9,000 and an attendance fee of $300 per meeting attended.

        In November 2004, our Audit Committee and Board of Directors adopted a policy, according to which each of our non-employee directors, who may serve from time to time, including our continuing outside director, will be granted options, as follows:

—	grant of options under our stock option plans to purchase 10,000 ordinary shares for each year for which such non-employee director holds office;

—	an exercise price of all options equal to the fair market value of the ordinary shares on the date of the grant (i.e., beginning with a grant of options to purchase 10,000 ordinary shares with an exercise price equal to the fair market value of the ordinary shares on the date of the annual meeting of shareholders in which such director is elected or reelected);

—	the options will become fully vested within 12 months after the date of the grant; and

—	any outstanding options that are not vested at the time of termination of the director’s service with the Company will be accelerated and become fully vested and exercisable for a period of 180 days thereafter, unless termination was due to the director’s resignation or for one of the causes set forth in the Companies Law.

        In 2004, we granted to our directors and executive officers options exercisable into 890,000 ordinary shares, at exercise prices ranging from $2.30 to $2.46. Such options will expire in 2014.

ITEM 2 – ELECTION OF AN OUTSIDE DIRECTOR
(Item 2 on the Proxy Card)

        Companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel are required by the Israeli Companies Law, 5759-1999 (the “Companies Law”) to appoint at least two outside directors. To qualify as an outside director, an individual may not have, and may not have had at any time during the previous two years, any affiliations with the company or the company’s affiliates, as such terms are defined in the Companies Law. The term “affiliation” includes: an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an office holder. In addition, no individual may serve as an outside director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an outside director.

        The outside directors generally must be elected by the shareholders. The term of an outside director is three years and may be extended for an additional three years. Under the Companies Law, each committee of a company’s board of directors empowered with powers of the board of directors is required to include at least one outside director, except that the audit committee must be comprised of at least three directors, including all of the outside directors.

        Ms. Anat Segal was elected as an outside director of the Company in December 2002 and her initial term of office expires at the meeting. Pursuant to the recommendation of the Nominating Committee of our Board of Directors, shareholders will be asked at the meeting to re-elect Ms. Segal as an outside director for a further term of three years. Mr. Zamir Bar-Zion, who was elected as an outside director of the Company in December 2004 for a three-year term, will continue as an outside director until our 2007 annual general meeting of shareholders, and thereafter his office may be renewed for only one additional three-year term.

        At the Meeting, shareholders will be asked to re-elect Ms. Segal as an outside director of the Company for a term of three years. The Company has received a declaration from such nominee, confirming her qualifications under the Companies Law to be elected as an outside director of the Company.

        A brief biography of the nominee is set forth below. For details about beneficial ownership of our shares held by such nominee, see above under the caption “Security Ownership of Certain Beneficial Owners and Management.” For details about compensation granted to such nominee, see above under the caption “Executive Compensation.”

        Anat Segal has acted as an independent advisor providing investment-banking services and financial and strategic consulting to, mainly, high-tech companies since January 2000. She is also a Managing Partner in Xenia Ventures, a technology incubator based in Kiryat Gat, Israel and a director of Orad Hi-Tec Systems Ltd., Marathon Venture Capital Fund Ltd. and Prior-Tech Ltd.. From 1998 to early 2000, she has served as the Managing Director and Head of Corporate Finance of Tamir Fishman & Co., which was then an Israeli strategic affiliate of Hambrecht and Quist. From 1996 until 1998, she served as a Vice President of Investment Banking, Robertson Stephens & Co/Evergreen. From 1990 until 1996, Ms. Segal held senior positions with Bank Hapoalim Group and Poalim Capital Markets. Ms. Segal holds a B.A. degree in Economics and Management, an M.B.A. degree and an L.L.B. degree from Tel Aviv University.

        It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Ms. Anat Segal be re-elected as an outside director of Attunity for an additional term of three years.”

        Approval of the above resolution will require the affirmative vote of a majority of ordinary shares present at the Meeting, in person or by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least one-third of the shares voted by shareholders who are not “controlling shareholders” (as such term is defined in the Companies Law), or (ii) the total number of shares voted against the resolution by shareholders who are not controlling shareholders does not exceed one percent of Attunity’s outstanding shares. As of the date hereof, the Company has no controlling shareholders within the meaning of the Companies Law. Subject to the Companies Law, in the event that Ms. Anat Segal should be unable to serve, the proxies will be voted for the election of such other person as shall be determined by the persons named in the proxy in accordance with their best judgment to be suitable to serve as an outside director.

        The Board of Directors recommends a vote FOR the election of the nominee named above as an outside director.

Outside Director Continuing in Office

        Zamir Bar-Zion, who was elected as an outside director of the Company in December 2004 for a three-year term, continues to serve the Company as an outside director. A brief biography of Mr. Bar-Zion follows.

        Zamir Bar-Zion (age 47) served as Managing Director for Nessuah Zannex & Co./USBancorp Piper Jaffray from 1998 through 2001. From 1995 to 1998, Mr. Bar-Zion served as a private financial consultant. As of May 2004, Mr. Bar-Zion rejoined Exellence Neshua/Piper Jaffray as the MD Investment Banking in Israel. Mr. Bar-Zion received his B.Sc. in Computer Science and Finance from New York Institute of Technology, an M.A. from the Department of Finance from Pace University, New York, and a PMD from the Program Management Development Program at Harvard University.

ITEM 3 – APPROVAL OF AN INCREASE IN THE NUMBER OF ORDINARY SHARES
RESERVED UNDER OUR 2001 AND 2003 OPTION PLANS
(Item 3 on the Proxy Card)

        Our 2001 Employee Stock Option Plan, or the 2001 Plan, which we adopted in 2001, authorized the grant of options to purchase up to 1,000,000 of our ordinary shares (subject to certain adjustments). In 2003, the 2001 Plan was amended, such that the number of ordinary shares reserved for issuance under the 2001 Plan was increased by 1,000,000 ordinary shares, subsequent to which up to 2,000,000 ordinary shares were issuable under the 2001 Plan.

        Our 2003 Israeli Share Option Plan, or the 2003 Plan, which we adopted in 2003, authorized the grant of options to purchase up to 1,500,000 of our ordinary shares (subject to certain adjustments). The adoption of the 2003 Plan did not increase the total number of ordinary shares reserved for issuance under our stock option plans, but rather ordinary shares available for grant under our other outstanding stock option plans may be rolled over into the 2003 Plan according to a resolution of our Board of Directors from time to time. In August and December 2004, our shareholders approved amendments to our 2001 Plan and 2003 Plan to provide for the issuance thereunder of an additional 1,200,000 ordinary shares (in the aggregate), such shares to be allocated between the two plans as determined by our Board of Directors from time to time.

        As of the date of this Proxy Statement, approximately 1,210,000 ordinary shares only are available for future option grants under the 2001 Plan and 2003 Plan.

        In light of the foregoing, our Board of Directors believes that it is necessary to increase the number of ordinary shares issuable under the 2001 Plan and the 2003 Plan by an additional 400,000 ordinary shares, so we continue to have the means to grant options under the two plans in order to attract and retain talented personnel.

        It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to amend the Company’s 2001 Employee Stock Option Plan and 2003 Israeli Share Option Plan to provide for the issuance thereunder of an additional 400,000 ordinary shares, such shares to be allocated between the two plans as determined by the Board of Directors from time to time.”

        The affirmative vote of a majority of the ordinary shares represented at the Meeting in person or by proxy and voting thereon is required to adopt said resolution.

        The Board of Directors recommends a vote FOR approval of the foregoing resolution.

ITEM 4 – AMENDMENT TO THE COMPANY’S ARTICLES OF ASSOCIATION
RELATING TO INDEMNIFICATION & INSURANCE
(Item 4 on the Proxy Card)

        In March 2005, several sections of the Companies Law were amended. Some of these amendments relate to issues contained in our Articles of Association and we therefore propose to amend them accordingly. Prior to the March 2005 amendments, the Companies Law authorized a company, subject to certain limitations, to indemnify an officer or director of the Company by reason of acts or omissions committed in his or her capacity as an officer or director of the Company for:

—	a financial obligation imposed upon him or her by a court judgment, including a settlement or an arbitrator's award approved by court; and

—	reasonable litigation expenses, including attorney’s fees, expended by an officer or director or charged to him or her by a court: (a) in a proceeding instituted against him or her by or on behalf of the Company or by another person, (b) in a criminal charge from which he or she was acquitted, or (c) in criminal proceedings in which he or she was convicted of a crime which does not require proof of criminal intent.

        The March 2005 amendment added an additional category of indemnifiable expenses: reasonable litigation expenses, including attorney’s fees, expended by the officer or director as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent.

        A company may indemnify an officer or director after the fact, to the extent it is approved by the audit committee, board of directors and shareholders. With respect to undertakings to indemnify in the future, the Companies Law prior to the March 2005 amendment required that the undertaking be limited to types of occurrences which, in the opinion of the company’s board of directors, can be foreseen and to an amount the board of directors has determined is reasonable under the circumstances. The March 2005 amendment modifies this condition. It limits indemnification to occurrences deemed foreseeable by the board of directors in light of the actual activities of the company at the time the undertaking to indemnify is entered into. In addition, in lieu of limiting the indemnification to a maximum amount, the limit can be based on specified criteria. Finally, the undertaking must set forth the events deemed foreseeable by the board of directors and the maximum amount or criteria that the board of directors has determined to be reasonable under the circumstances. The March 2005 amendment applies these conditions only to financial obligations imposed by a court judgment, settlement or court-approved arbitration award but not to expenses incurred.

        In light of these amendments, our Board of Directors has approved, subject to the approval of our shareholders, an amendment to Article 98 of our Articles of Association in order to (i) more accurately reflect the current provisions of the Companies Law and which will permit us to continue to indemnify our directors and office holders to the fullest extent permitted by law and, in this opportunity, (ii) clarify the events in respect of which the Company may insure our directors and office holders. The full text of Article 98, marked to show the extent of the proposed amendment, is set forth in Appendix A to this Proxy Statement.

        It is proposed that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, that Article 98 of the Articles of Association of the Company be, and it hereby is, replaced in its entirety with the following:

98.	The Company may, to the maximum extent permitted by the Companies Law:

(a) enter into a contract for the insurance of the liability, in whole or in part, of any of its Officers imposed on the Officer by reason of an act performed in his or her capacity as an Officer, in respect of each of the following: (i) a breach of his or her duty of care to the Company or to another person; (ii) a breach of his or her duty of loyalty to the Company, provided that the Officer acted in good faith and had reasonable cause to assume that such act would not prejudice the interests of the Company; and (iii) a financial obligation imposed on him or her in favor of another person.

(b) may indemnify an Officer of the Company in respect of an obligation or expense specified below imposed on the Officer in respect of an act or omission performed in his or her capacity as an Officer, as follows: (i) any financial obligation imposed on an Officer in favor of a third party by a court judgment, including a compromise or an arbitrator’s award approved by court ; (ii) reasonable litigation expenses, including attorney’s fees, expended by the Officer as a result of an investigation or proceeding instituted against the Officer by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the Officer and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and (iii) reasonable legal expenses, including attorneys’ fees, expended by or charged to an Officer or adjudicated against an Officer by a court in a proceeding commenced against an Officer by the Company or on its behalf or by another person, or in a criminal charge from which an Officer was acquitted, or in a criminal charge that does not require proof of criminal intent, in which the Officer was convicted.

The Company may undertake to indemnify an Officer as aforesaid, (aa) prospectively, provided that, in respect of Article 98(b)(i), the undertaking is limited to events which in the opinion of the Board of Directors are foreseeable in light of the Company’s actual operations when the undertaking to indemnify is given, and to an amount or criteria set by the Board of Directors as reasonable under the circumstances, and further provided that such events and amount or criteria are set forth in the undertaking to indemnify, and (bb) retroactively.”

        The affirmative vote of the majority of the ordinary shares represented at the Meeting in person or by proxy and voting thereon is required to adopt said resolution.

        The Board of Directors recommends a vote FOR approval of the foregoing resolution.

ITEM 5 – REVISED TERMS OF INDEMNIFICATION OF DIRECTORS & OFFICERS (Item 5 on the Proxy Card)

        In December 2004, our shareholders ratified and approved terms of indemnification for our directors and other office holders. In light of the amendments to the Companies Law referred to in Item 4 above, our Audit Committee and Board of Directors have approved revised terms of indemnification for our directors and other office holders as described below. Our Audit Committee and Board of Directors believe that providing indemnification to directors is an important factor in attracting and retaining highly-qualified individuals to serve on the Company’s Board of Directors and in motivating such individuals to devote their maximum efforts toward the advancement of the Company.

        The terms of indemnification are contained in an Indemnification Letter provided by us to each director or other office holder and acknowledged by him or her. Appendix B to this Proxy Statement sets forth the substantial form of the proposed revised Indemnification Letter, marked to show the extent of the proposed amendments. In particular, the revised Indemnification Letter will allow us to provide indemnification in connection with certain regulatory investigations and proceedings.

        Under the Companies Law, an undertaking to indemnify or indemnification of, and exculpation of, an office holder requires the approval of the audit committee and board of directors and if such office holder is a director, also the shareholders, in that order. If the amendment to our Articles of Association proposed in Item 4 above or the proposed amendments to the Indemnification Letter are not approved, the existing Indemnification Letters will continue to be in effect. The amendment to the Indemnification Letters will not be made if the proposed related amendments to the Company’s Articles of Association in Item 4 are not approved.

        It is therefore proposed that at the Meeting the following resolution will be adopted:

“RESOLVED, to approve and ratify the Company’s authority to indemnify and exculpate each director of the Company, who may serve the Company from time to time, to the fullest extent permitted by law, and to provide him or her with an Indemnification Letter, substantially in the form attached as Appendix B to the Company’s Proxy Statement, and any amendments and supplements thereto that do not materially increase the obligations of the Company and that are approved by the Audit Committee and Board of Directors of the Company; providedthat the total amount of indemnification that the Company undertakes towards all persons whom it has resolved to indemnify for the matters set forth in the Indemnification Letter, jointly and in the aggregate, shall not exceed an amount equal to $10 million.”

        The affirmative vote of a majority of the ordinary shares represented at the Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

        The Board of Directors recommends a vote FOR approval of the foregoing resolution.

ITEM 6 – AMENDMENT TO THE COMPANY’S ARTICLES OF ASSOCIATION
RELATING TO DISTRIBUTION OF ANNUAL FINANCIAL STATEMENTS
(Item 6 on the Proxy Card)

        We file our annual report on Form 20-F, containing our audited financial statements for the period covered by the report, electronically with the U.S. Securities and Exchange Commission (“SEC”) and a copy of which is posted on our website, such that our annual consolidated financial statements may be viewed on our website – www.attunity.com or through the EDGAR website of the SEC at www.sec.gov. Furthermore, you can inspect our annual consolidated financial statements in person at our principal offices, and we mail printed copies of our annual consolidated financial statements to shareholders upon request. We believe that such practice ensures full disclosure to our shareholders, while reducing unnecessary costs of printing and mailing.

        In accordance with NASDAQ rules, we have received an exemption from the requirement to distribute an annual report to our shareholders prior to our annual general meeting of shareholders. However, under the March 2005 amendments to the Companies Law, an Israeli public company whose shares are traded only on a stock exchange outside of Israel, such as Attunity, must, unless its Articles of Association provide otherwise, mail a copy of its annual financial statements to each shareholder entitled to receive notice of a general meeting no later than 14 days prior to the date of the general meeting. We believe that mailing our annual financial statements to all shareholders would impose upon us an unnecessary burden and cost, given, among other things, that such financial statements are available through other sources. Accordingly, we wish to amend our Articles of Association to provide that we will make copies of our annual consolidated financial statements available for inspection by shareholders, but that we will not be required to send printed copies to our shareholders except upon specific request. We intend to continue to make our annual consolidated financial statements available on our website or by other electronic means.

        It is proposed that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, that Article 93 of the Articles of Association of the Company be, and it hereby is, replaced in its entirety with the following (proposed new text is underlined):

The Board of Directors shall cause accurate books of account to be kept in accordance with the provisions of the Companies Law and of any other applicable law. Such books of account shall be kept at the Registered Office of the Company, or at such other place or places as the Board of Directors may think fit, and they shall always be open to inspection by all Directors. No shareholder not being a Director shall have any right to inspect any account or book or other similar document of the Company, except as conferred by law or authorized by the Board of Directors of the Company. The Company shall make copies of its annual financial statements available for inspection by the Shareholders at the principal offices of the Company. The Company shall not be required to send copies of its annual financial statements to Shareholders, except upon written request to the principal offices of the Company.”

        The affirmative vote of the majority of the ordinary shares represented at the Meeting in person or by proxy and voting thereon is required to adopt said resolution.

        The Board of Directors recommends a vote FOR approval of the foregoing resolution.

ITEM 7 – INCREASE OF AUTHORIZED SHARE CAPITAL
(Item 7 on the Proxy Card)

        Under the Company’s Memorandum and Articles of Association, as currently in effect, our authorized share capital is NIS 3,000,000, divided into 30,000,000 ordinary shares of par value (nominal value) NIS 0.1 per share. As of the record date, there were approximately 17.2 million ordinary shares outstanding and a total of approximately 8.5 million additional ordinary shares were reserved for issuance pursuant to our various share incentive plans and outstanding warrants and convertible debentures. Accordingly, the Company has less than 4.3 million ordinary shares available for future issuance.

        Our Board of Directors recommends that, at the Meeting, the shareholders approve an amendment to the Memorandum and Articles of Association to increase the authorized share capital to NIS 4,000,000, divided into 40,000,000 ordinary shares. If the proposed amendment is adopted, in addition to the shares reserved for issuance pursuant to our various share incentive plans and outstanding warrants and convertible debentures, approximately 14.3 million ordinary shares will be available for future issuance. Our Board of Directors believes that the proposed increase in the number of authorized shares is necessary to provide the Company with the flexibility to pursue opportunities without added delay and expense. The additional shares authorized could be issued at the direction of the Board of Directors from time to time for any proper corporate purpose, including, without limitation, the acquisition of other businesses, the raising of additional capital for use in the Company’s business, a split or dividend on then outstanding shares or in connection with any employee share plan or program. Any future issuances of authorized shares may be authorized by the Board of Directors without any further action by shareholders, except as required by applicable rules of the Nasdaq Stock Market or Israeli law.

        It is therefore proposed that at the Meeting the following resolution will be adopted:

“RESOLVED, that the Article 4 of the Articles of Association of the Company be, and it hereby is, replaced in its entirety with the following (changes shown: proposed new text is underlined, text proposed to be deleted is struck-through):

The share capital of the Company is ~~NIS 3,000,000 (Three Million NIS)~~ 4,000,000 (Four Million NIS), divided into ~~30,000,000~~ 40,000,000 Ordinary Shares of NIS 0.1 nominal value each (“Ordinary Shares”). All Ordinary Shares rank pari passu. Each Ordinary Share entitles its holder to receive notice of, and to participate in, all General Meetings of the Company, and to one (1) vote in such meetings for every share, and the other rights specified in these Articles and in the Statutes.”; and

“RESOLVED FURTHER, that the Memorandum of Association of the Company be, and it hereby is, amended to reflect the increase in the share capital from NIS 30,000,000 to NIS 40,000,000; and that if any amendment to the Amended and Restated Articles of Association of the Company is approved, at any time and from time to time, the Board of Directors of the Company shall be authorized, in its discretion, to restate the Articles of Association of the Company, to reflect such amendments.”

        The affirmative vote of not less than 75% of the ordinary shares represented at the Meeting in person or by proxy and voting thereon is required to adopt said resolution.

        The Board of Directors recommends a vote FOR approval of the foregoing resolution.

ITEM 8 – RE-APPOINTMENT OF INDEPENDENT AUDITORS
(Item 8 on the Proxy Card)

Our Board of Directors first appointed Kost Forer Gabbay & Kasierer, Certified Public Accountants (Israel), a member of Ernst & Young Global, as our auditors in 1992 and has reappointed the firm as our auditors since such time.

At the Meeting, the shareholders will be asked to approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent auditors, pursuant to the recommendation of our Audit Committee and Board of Directors. Kost Forer Gabbay & Kasierer, and other accountants affiliated with Ernst & Young Global, also serve as auditors of our subsidiaries. They have no relationship with us or with any of our affiliates except as auditors and, to a limited extent, as tax consultants and providers of some other audit related services. Our Audit Committee and Board of Directors believe that the independence of Kost Forer Gabbay & Kasierer is not affected by such limited non-audit function and that, as a result of their familiarity with our operations and their reputation in the auditing field, they have the necessary personnel and professional qualifications to act as our auditors.

At the Meeting, the shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the compensation of our independent auditors. With respect to the year 2004, we paid Kost Forer Gabbay & Kasierer $188,619 for auditing and audit-related services and $15,571 for tax related services.

        It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the reappointment of the Kost Forer Gabbay & Kasierer as independent auditors of the Company until immediately following the next annual general meeting of shareholders be, and it hereby is, approved and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee of the Board the authority to fix the remuneration of said independent auditors in accordance with the volume and nature of their services.”

        The affirmative vote of a majority of the ordinary shares represented at the Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

        The Board of Directors recommends a vote FOR approval of the foregoing resolution.

DISCUSSION OF AUDITORS’ REPORT AND FINANCIAL STATEMENTS

        At the Annual General Meeting, the Auditors’ Report and our audited Consolidated Financial Statements for the fiscal year ended December 31, 2004, will be presented for discussion, as required by the Companies Law. The foregoing Auditors’ Report and Consolidated Financial Statements, as well as our annual report on Form 20-F for the year ended December 31, 2004 (filed with the SEC on June 30, 2005), may be viewed on our website – www.attunity.com or through the EDGAR website of the SEC at www.sec.gov. A copy of the Auditors’ Report and Consolidated Financial Statements is also enclosed herewith.

        None of the Auditors’ Report, the Consolidated Financial Statements, the Form 20-F/A and the contents of our website form part of the proxy solicitation material.

        This item will not involve a vote of the shareholders.

OTHER MATTERS

        The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of 2005 Annual Meeting of Shareholders and no other matter shall be on the agenda of the Meeting.

By order of the Board of Directors, SHIMON ALON Chairman of the Board of Directors

DROR ELKAYAM VP Finance & Secretary

November 23, 2005

APPENDIX A

TEXT OF ARTICLE 98 OF THE COMPANY’S ARTICLES OF ASSOCIATION
(Changes shown: proposed new text is underlined, text proposed to be deleted is struck-through)

Indemnity and Insurance of Officers

98.	The Company may, to the maximum extent permitted by the Companies Law:

(a)     enter into a contract for the insurance of the liability, in whole or in part, of any of its Officers imposed on the Officer by reason of an act performed in his or her capacity as an Officer, in respect of each of the following: (i) a breach of his or her duty of care to the Company or to another person; (ii) a breach of his or her duty of loyalty to the Company, provided that the Officer acted in good faith and had reasonable cause to assume that such act would not prejudice the interests of the Company; and (iii) a financial obligation imposed on him or her in favor of another person

(b)     may indemnify an Officer of the Company ~~post factum; and~~

~~(c)     may indemnify an Officer of the Company in advance~~ in respect of an obligation or expense specified below imposed on the Officer in respect of an act or omission performed in his or her capacity as an Officer, as follows ~~for the following events:~~ (i) any financial obligation imposed on an Officer in favor of a third party by a court ~~judgment, including a compromise judgment approved by court (provided that the Company approved the compromise in advance)~~ or an arbitrator’s award approved by court ~~(provided that it was given pursuant to arbitration agreed to by the Company in advance), for an act or omission performed by an Officer in his capacity as an Officer; and~~ (ii) reasonable litigation expenses, including attorney’s fees, expended by the Officer as a result of an investigation or proceeding instituted against the Officer by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the Officer and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and (iii) reasonable legal expenses, including attorneys’ fees, expended by or charged to an Officer or adjudicated against an Officer by a court in a proceeding commenced against an Officer by the Company or on its behalf or by another person, or in a criminal charge from which an Officer was acquitted, or in a criminal charge that does not require proof of criminal intent, in which the Officer was convicted ~~all for an act or omission performed in his capacity as an Officer.~~

        ~~Such indemnity shall apply in certain forseeable events and up to a feasible amount under the circumstances, as determined by the Board of Directors~~ The Company may undertake to indemnify an Officer as aforesaid, (aa) prospectively, provided that, in respect of Article 98(b)(i), the undertaking is limited to events which in the opinion of the Board of Directors are foreseeable in light of the Company’s actual operations when the undertaking to indemnify is given, and to an amount or criteria set by the Board of Directors as reasonable under the circumstances, and further provided that such events and amount or criteria are set forth in the undertaking to indemnify, and (bb) retroactively.

APPENDIX B

FORM OF REVISED INDEMNIFICATION LETTER
(Changes shown: proposed new text is underlined, text proposed to be deleted is struck-through)

ATTUNITY LTD.
Einstein Building,
Tiral Hacarmel 39101
Israel

To:	Date: _______________

_______________

_______________

Re: Indemnification Agreement

Dear _____________:

WHEREAS, it is in the best interest of Attunity Ltd. (the “Company”) to retain and attract as directors, officers and/or employees the most capable persons available, and such persons are becoming more reluctant to serve publicly-held companies unless they are provided with adequate protection thorough insurance, indemnification and exculpation in connection with such service; and

WHEREAS, you are a director, officer and/or employee of the Company and/or its subsidiaries, and in order to enhance your continued service to the Company in an effective manner, the Company desires to provide hereunder for your indemnification and exculpation to the fullest extent permitted by law;

NOW, THEREFORE, in consideration of your continuing to serve the Company, the parties agree as follows:

1.	Indemnification. The Company shall indemnify you, to the maximum extent permitted by applicable law, for the following events (“Indemnifiable Events”):

1.1	any financial obligation imposed on you in favor of a third party by a court judgment, including a settlement or an arbitrator’s award approved by court, for an act or omission performed by you in your capacity as a director, officer and/or employee of the Company and/or its subsidiaries; ~~and~~

1.2	all reasonable litigation expenses, including attorney’s fees, expended by you as a result of an investigation or proceeding instituted against you by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against you and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

1.3	all reasonable legal expenses, including attorneys’ fees, expended by or charged to you or adjudicated against you, by a court in a proceeding commenced against you by the Company or on its behalf or by another person, or in any criminal proceedings in which you were acquitted, or in any criminal proceedings which does not require proof of intent (in which you were convicted), all in respect of actions or omissions performed in your capacity as a director, officer and/or employee of the Company and/or its subsidiaries.

The above indemnification will also apply to any action taken by you in your capacity as a director, officer and/or employee of any other company controlled, directly or indirectly, by the Company (a “Subsidiary”) or in your capacity as a director, or observer at board of directors’ meetings, of a company not controlled by the Company but where your appointment as such a director or observer results from the Company’s holdings in such company or is made at the Company’s request (“Affiliate”).

The Company will indemnify you even if at the relevant time you are no longer a director, officer or employee of the Company or of a Subsidiary or a director or board observer of an Affiliate, provided that the obligations are in respect of actions taken by you while you were a director, officer, employee and/or board observer, as aforesaid, and in such capacity, including if taken prior to the date hereof.

2.	Scope of Indemnity. The Company will not indemnify you for any amount you may be obligated to pay in respect of:

2.1	a breach of your duty of loyalty, except for a breach while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the Company;

2.2	a willful breach of the duty of care or reckless disregard for the circumstances or the consequences of a breach of the duty of care;

2.3	an act with intent to unlawfully realize personal gain; or

2.4	a fine or penalty imposed upon you for an offense.

~~In addition, the indemnification will be limited to the matters described in paragraph 1.1 above insofar as they result from your actions in the matters set forth in Exhibit A hereto or in connection therewith.~~

3.	Advancements. If so requested by you, the Company shall advance an amount (or amounts) to cover your reasonable legal expenses, including attorneys’ fees, with respect to which you are entitled to be indemnified under paragraph 1 above. These advancements will be made available to you on the date on which such amounts are first payable by you, and with respect to items referred to in paragraph 1.2 above, even prior to a court decision.

The obligation of the Company to make such advances shall be subject to the condition that, if, when and to the extent that it is determined that you were not entitled to be so indemnified under applicable law, you hereby agree to promptly reimburse the Company for all such amounts theretofore advanced, except that advances given to cover legal expenses in criminal proceedings will be repaid by you to the Company if you are found guilty of a crime, which requires criminal intent. As part of the aforementioned undertaking, the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

4.	Limitiation of Indemnity. The total amount of indemnification that the Company undertakes towards all persons whom it has been resolved to indemnify for the matters and in the circumstances described herein, jointly and in the aggregate, shall not exceed an amount equal to 10 Million US Dollars, according to the representative rate of exchange, or any other official rate of exchange that may replace it, at the time of indebtedness or such greater sum as shall, from time to time, be approved by the shareholders of the Company, following approval (where required under the Israeli Companies Law, 5759-1999) by the Audit Committee and Board of Directors of the Company. In addition, the indemnification will be limited to the matters described in paragraph 1.1 above insofar as they result from your actions in the matters or events set forth in Exhibit A hereto or in connection therewith. The Audit Committee and Board of Directors approved that such events are foreseeable in light of the actual activities of the Company at the time this Agreement is entered into and that the said maximum amount is reasonable under the circumstances.

5.	Subrogation. The Company will be entitled to any amount collected from a third party in connection with liabilities indemnified hereunder. The provisions of paragraph 1 above to the contrary notwithstanding, no payment hereunder shall be made to you in connection with an Indemnifiable Event for which payment is actually paid to you under a valid and collectible insurance policy or under a valid and enforceable indemnity clause or agreement, except in respect of any excess beyond the payment under such insurance, clause or agreement, within the limits set forth in Section 4 above.

Notification and Defense of Claim

6.	Notice and Defense of Indemnifiable Events. In all indemnifiable circumstances indemnification will be subject to the following:

6.1	You shall promptly notify the Company of any legal proceedings initiated against you and of all possible or threatened legal proceedings without delay following your first becoming aware thereof, and you deliver to the Company, or to such person as it shall advise you, without delay all documents you receive in connection with these proceedings. Similarly, you must advise the Company on an ongoing and current basis concerning all events that you suspect may give rise to the initiation of legal proceedings against you.

6.2	Other than with respect to proceedings that have been initiated against you by the Company or in its name, the Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney who is not, upon reasonable grounds, acceptable to you. The Company and/or the attorney as aforesaid shall be entitled, within the context of the conduct as aforesaid, to conclude such proceedings, all as it shall see fit, including by way of settlement. At the request of the Company, you shall execute all documents required to enable the Company and/or its attorney as aforesaid to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid.

For the avoidance of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent. Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Agreement and/or pursuant to law, without your consent. However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to Agreement and/or pursuant to law.

6.3	You will fully cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required of you within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself.

6.4	If, in accordance to paragraph 6.2, the Company has taken upon itself the conduct of your defense, the Company will have no liability or obligation pursuant to this Agreement or the above resolutions to indemnify you for any legal expenses, including any legal fees, that you may expend in connection with your defense, except to which the Company in its absolute discretion shall agree.

6.5	The Company will have no liability or obligation pursuant to this Agreement or the above resolutions to indemnify you for any amount expended by you pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding as aforesaid without the Company’s consent to such compromise or settlement.

6.6	If required by law, the Company’s authorized organs will consider the request for indemnification and the amount thereof and will determine if you are entitled to indemnification and the amount thereof.

EXCULPATION

7.	Subject to the provisions of the Companies Law, the Company will exculpate you from liability, or any party of a liability, for damages sustained by a breach of duty of care to the Company.

Governing law

8.	This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Israel.

Miscellaneous

9.	This Agreement is being issued to you pursuant to the resolutions adopted by the Audit Committee and the Board of Directors of the Company on November __, 2005, and by the shareholders of the Company on December __, 2005.

10.	For the avoidance of doubt, it is hereby clarified that nothing contained in this Agreement derogate from the Company’s right to indemnify you post factum for any amounts which you may be obligated to pay as set forth in paragraph 1 above without the limitations set forth in paragraph 4 above.

11.	If any undertaking included in this Agreement is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings that will remain in full force and effect. Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

12.	This Agreement cancels any preceding letter of indemnification that may have been issued to you.

Kindly sign and return the enclosed copy of this letter to acknowledge your agreement to the contents thereof.

Very truly yours,

ATTUNITY LTD.

By:        ___________________
Title:     ___________________

ACKNOWLEDGMENT OF AGREEMENT:

__________________________________

Date: _________________________

EXHIBIT A

1.	The offering of securities by the Company, a Subsidiary, or an Affiliate and/or by a shareholder thereof to the public and/or to private investors or the offer by the Company, a Subsidiary, and/or an Affiliate to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings;

2.	Occurrences resulting from the status of the Company and/or a Subsidiary and/or an Affiliate as a public company, and/or from the fact that the securities thereof were offered to the public and/or are traded on a stock exchange, whether in Israel or abroad;

3.	Occurrences in connection with investments the Company and/or Subsidiaries and/or Affiliates make in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by you in the name of the Company and/or a Subsidiary and/or an Affiliate as a director, officer, employee and/or board observer of the corporation the subject of the transaction and the like;

4.	The sale, purchase and holding of negotiable securities or other investments for or in the name of the Company, a Subsidiary and/or an Affiliate;

5.	Actions in connection with the merger of the Company, a Subsidiary and/or an Affiliate with or into another entity;

6.	Actions in connection with the sale of the operations and/or business, or part thereof, of the Company, a Subsidiary and/or an Affiliate;

7.	Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof;

8.	Actions taken in connection with labor relations and/or employment matters in the Company, Subsidiaries and/or Affiliates and trade relations of the Company, Subsidiaries and/or Affiliates, including with employees, independent contractors, customers, suppliers and various service providers;

9.	Actions in connection with the testing of products developed by the Company, Subsidiaries and/or Affiliates or in connection with the distribution, sale, license or use of such products;

10.	Actions taken in connection with the intellectual property of the Company, Subsidiaries and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property;

11.	Actions taken pursuant to or in accordance with the policies and procedures of the Company, Subsidiaries and/or Affiliates, whether such policies and procedures are published or not.

ATTUNITY LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Aki Ratner and Dror Elkayam, or either of them, attorneys or attorney of the undersigned, for and in the names(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.1 per share, of Attunity Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on December 22, 2005 at 10:00 a.m. at the offices of the Company, 8 Aba Even Boulevard, Herzelia Pituach, Israel, and at any adjournment or adjournments thereof, hereby revoking any prior proxies to vote said shares, upon the following item of business more fully described in the notice of and proxy statement for such Annual General Meeting of Shareholders (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR (i) THE ELECTION OF THE NOMINEES FOR DIRECTOR IN ITEMS 1 AND 2 AND (ii) PROPOSALS 3 THROUGH 8.

(Continued and to be signed on the reverse side)

2005 ANNUAL GENERAL MEETING OF SHAREHOLDERS
OF
ATTUNITY LTD.
December 22, 2005

▶	Please sign, date and mail your proxy card in the envelope provided as soon as possible.
▶	Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF THE NOMINEES FOR DIRECTOR IN ITEMS 1 AND 2 AND PROPOSALS 3 THROUGH 8. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	The election of five directors.

☐	FOR ALL NOMINEES

☐	WITHHOLD AUTHORITY FOR ALL NOMINEES

☐	FOR ALL EXCEPT (See instructions below)

NOMINEES:

( )	Shimon Alon

( )	Dov Biran

( )	Dan Falk

( )	Aki Ratner

( )	Ron Zuckerman

INSTRUCTION:	To withhold authority to vote for any individual nominee(s), mark "FOR ALL EXCEPT" and fill in the circle next to each nominee you wish to withhold, as shown here: ☒

2.	To elect Ms. Anat Segal as outside director.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	To amend the Company's 2001 Employee Stock Option Plan and 2003 Israeli Share Option Plan to provide for the issuance thereunder of an additional 400,000 ordinary shares.

☐ FOR	☐ AGAINST	☐ ABSTAIN

4.	To approve an amendment to the Company's Articles of Association in order to incorporate recent changes in the Israeli Companies Law relating to indemnification and insurance of directors and officers.

☐ FOR	☐ AGAINST	☐ ABSTAIN
5.	To approve an amendment to the form of indemnity letters issued by the Company in favor of directors and officers.

☐ FOR	☐ AGAINST	☐ ABSTAIN

6.	To approve an amendment to the Company's Articles of Association regarding the mailing of annual financial statements.

☐ FOR	☐ AGAINST	☐ ABSTAIN

7.	To approve an amendment to the Company's Memorandum and Articles of Association increasing the Company's authorized share capital from 30,000,000 to 40,000,000 Ordinary Shares.

☐ FOR	☐ AGAINST	☐ ABSTAIN

8.	To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors and to authorize the board of directors to delegate to the audit committee the authority to fix the said independent auditors' remuneration in accordance with the volume and nature of their services.

☐ FOR	☐ AGAINST	☐ ABSTAIN

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder _______ Date _____ Signature of Shareholder__________ Date _____

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD (Registrant) BY: /S/ Ofer Segev —————————————— Ofer Segev Chief Financial Officer

Date: November 29, 2005